March 14, 2018

Via EDGAR

Via email NakadaK@sec.gov

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, D.C. 20549

Attention:	Keira Nakada
Bonnie Baynes

Re:	Generex Biotechnology Corporation
Form 10-K Annual Report in respect of the fiscal year ended July 31, 2017
Filed October 26, 2017
SEC File No. 000-25169

Ladies & Gentlemen:

We are writing in response to your comment letter of March 2, 2018 directed to Joseph Moscato, the President & Chief Executive Officer of Generex Biotechnology Corporation (“Generex”), in respect of the Generex Form 10-K Annual Report in respect of its fiscal year ended July 31, 2017 as filed with the United Stated Securities and Exchange Commission (the “SEC”) on October 26, 2017.

Your letter contained three queries in respect of Note 14 to the Generex Consolidated Financial Statements – Acquisition of Hema Diagnostic Systems, LLC: Set forth below is each query followed by our response:

•	The factors that occurred after the issuance of your January 31, 2017 quarterly financial statements that contributed to management determining that, for the quarter ended April 30, 2017, the shareholders will more likely than not approve the increase in the authorized share capital and that you would exercise the Call Option. Include in your response your use of “more likely than not" as an apparent threshold for valuing the "warrants to be issued" and Call Option and the authoritative literature to which you rely.

On April 27, 2017, Generex issued shares of its Series “I” Convertible Preferred Stock (the “Preferred Stock”) as follows:

Joseph Moscato	391 shares of Preferred Stock
Preside,t Chief Executive Officer, Director

Lawrence Salve,	399 shares of Preferred Stock
Director

The shares of Preferred Stock were issued by Generex to Messrs. Moscato and Salvo in full and final satisfaction of certain indebtedness of Generex to Messrs. Moscato and Salvo. The Certificate of Designation in respect of the Preferred Stock, as filed with the Delaware Secretary of State on March 27, 2017, a copy of which is included as Exhibit 3.2 to our Form 8-K Current Report filed on March 29, 2017:

The Preferred Stock shall have a special one-time voting right as follows. At the first meeting of the Corporation’s stockholders following the initial issuance of the Preferred Stock, and all adjournments of such meeting, the Preferred Stock shall be entitled to vote on (i) the election of individuals to serve as members of the Board of Directors, and (ii) any proposal to increase the authorized number of shares of Common Stock. The Preferred Stock, as a class, shall be entitled to cast a number of votes on such proposal equal to fifty percent (50%) of the total number of votes entitled to be cast at such meeting (determined as of the record date for such meeting) by all other outstanding shares of the Corporation’s capital stock. Each share of Preferred Stock shall be entitled to cast a number of votes equal to the aggregate number determined pursuant to the last sentence divided by one thousand (1,000).

Pursuant to an Assignment & Assumption of Securities Purchase & Registration Rights made as of the 27th day of April, 2017 and executed and delivered by Generex and Messrs. Moscato and Salvo, a copy of which is annexed hereto as Exhibit “B”, Messrs. Moscato and Salvo each covenanted and agreed as follows in respect of the Preferred Stock (Section 7):

…to exercise the voting rights attached thereto in section 4.1(b) of the Certificate of Designation Series I in favour of…(b) the Company’s proposal to increase the authorized number of shares of Common Stock from 2,450,000 to not less than 600,000,000, both as set forth in Company management’s proxy statement in respect of the first meeting of the Company’s stockholders to be held after the date hereof.

The Generex Form 10-Q Interim Report in respect of the fiscal quarter ended April 30, 2017, as filed with the SEC on June 15, 2017, disclosed the foregoing voting rights and arrangements in respect of the Preferred Stock (see Note 5 – Loans from Related Parties and Note 10 – Stockholders’ Deficiency). Messrs. Moscato and Salvo are now, and at all times have been, the sole holders of Preferred Stock.

Because (a) the Preferred Stock had attached thereto a super-voting right in respect of any proposal by Generex to increase the authorized number of shares of common stock (an “Authorized Capital Proposal”), (b) Messrs. Moscato and Salvo were contractually obligated to exercise that voting right in favor of an Authorized Capital Proposal, and (c) Generex management fully intended to hold a stockholders’ meeting before the end of calendar 2017 to put forward an Authorized Capital Proposal, Generex management concluded that, as at the date of filing of the April 30, 2017 Form 10-Q Interim Report, it was “more likely than not” that a proposal to increase the authorized number of shares of common stock would be approved by the Generex stockholders.

Based on the circumstances described above, Generex management determined that, having regard to Financial Accounting Standards Board (FASB) Accounting Standards Codification® (ASC) 805, Business Combinations and ASC 450, Contingencies, the “more likely than not” standard was an appropriate threshold for valuation of the warrant issuable to Stephen L. Berkman in connection with the acquisition by Generex of a controlling interest in Hema Diagnostic Systems, LLC (“HDS”) as well as the Generex “call option” in respect thereof because such threshold led to the determination that the increased authorized shares and warrant issuance was a future event that was likely to occur and therefore “probable” and no longer “remote” as originally determined at the time of closing (ASC 450-20) and recognized with regards to ASC 450-25 including the “call option” value contingent upon issuance of the warrants.

Note that the next meeting of the Generex stockholders following the issuance of the Preferred Stock was held on November 21, 2017. The Schedule 14A Definitive Proxy Statement in respect of such meeting was filed with the SEC on October 13, 2017. Such Proxy Statement included the following Authorized Capital Proposal: “To approve an amendment to the Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 2,450,000 shares to 750,000,000 shares.” As disclosed in the Generex Form 8-K Current Report filed with the SEC on November 27, 2017, the foregoing Authorized Capital Proposal was approved by the Generex stockholders (without the necessity of exercise of the super-voting rights attached to the Preferred Stock):

The proposal to increase the authorized number of shares of Common Stock was approved as 54.7% of the outstanding common stock voted in favor of the proposal and a vote of at least 50% of the outstanding common stock in favor of the proposal was required to approve it. There were no broker non-votes on this proposal.

FOR*	AGAINST	ABSTAIN
582,905	194,600	4,783
*No votes were cast by holder of the Series I Preferred Stock.

•	Whether the retirement of shareholder loans for $1 is considered in the Call Option fair value as of April 30 and July 31, 2017. If not, tell us why such retirement does not need to be considered in the Call Option fair value.

In making the determination of the fair value of the Generex HDS “call option” as of April 30, 2017 and July 31, 2017, the calculations did include the “retirement of shareholder loans” as incorporated in the “Monte Carlo” modeling technique as prepared and reported to Generex by Doty/Scott Enterprises, Inc. Generex engaged Doty/Scott Enterprises, Inc. of San Diego, California (member of the CFA Institute and the National Association of Certified Valuation Analysts) to provide independent, unbiased, professional valuation services in respect of the Generex valuation for the acquisition of HDS. Generex management placed substantial reliance on the valuation analyses and methodologies of Doty/Scott Enterprises, Inc.

•	The facts and circumstances leading to the impairment of goodwill. Refer to ASC 350-20-50-2. In January of 2017, Generex acquired 51% of the issued and outstanding equity securities in the capital of HDS. The purchase price, including the value of issued shares of Generex common stock and a contractual obligation to issue a warrant to acquire shares of Generex common stock (which warrant remains unissued as at the date hereof), exceeded the value of the HDS net assets thereby resulting in goodwill. When the acquisition transaction closed in January 2017, HDS was a development-stage entity and its liabilities exceeded the aggregate value of its assets. Utilizing discounted cash flow (DCF) valuation methodology, Generex determined that HDS has forecasted losses throughout the reasonably foreseeable future with a nominal terminal value. In addition, there was a high degree of uncertainty as to the future cash flows of HDS. Therefore, Generex management concluded that the implied goodwill arising out of the acquisition was zero and should be properly characterized as fully impaired.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any further queries or require any further information or documentation, please contact the undersigned.

Yours truly,

Eckert Seamans Cherin & Mellott, LLC

/s/ Gary A. Miller
Gary A. Miller, Esq.,
gmiller@eckertseamans.com
215-851-8472

c.c.	Joseph Moscato
President & Chief Executive Officer,
Generex Biotechnology Corporation

c.c.	Mark Corrao
Chief Financial Officer
Generex Biotechnology Corporation

c.c.	Mark A. Fletcher
Executive Vice-President and
General Counsel
Generex Biotechnology Corporation